SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                           RULE 13d-2(a)

                           (Amendment No. 15)<1>

                            Dole Food Company, Inc.
                            -----------------------
                              (Name of Issuer)

                                Common Stock
                           -------------------------
                        (Title of Class of Securities)

                                 256605105
                                 --------
                              (CUSIP Number)

                              Roberta Wieman
                           10900 Wilshire Boulevard
              Los Angeles, CA  90024 Telephone (310) 824-1023
              -----------------------------------------------
              (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             March 10, 1999
                             ----------------
           (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.


    (Continued on following pages)           (Page 1 of 9 Pages)

<1>  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 256605105                         Page 2 of 9

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       David H. Murdock

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [ ]
                                                          (b) [x]
3      SEC USE ONLY

4      SOURCE OF FUNDS*
       PF, BK, WC, AF

5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS              [ ]
       IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.

       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
       REPORTING PERSON WITH:

       7       SOLE VOTING POWER
               11,587,362

       8       SHARED VOTING POWER
               None

       9       SOLE DISPOSITIVE POWER
               11,587,362

      10       SHARED DISPOSITIVE POWER
               None

      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON
             11,883,274

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [X]
             EXCLUDES CERTAIN SHARES<*>

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             20.7%

      14     TYPE OF REPORTING PERSON<*>
             IN

<*>  See instructions before filing out!

CUSIP NO. 256605105                                Page 3 of 9

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     FLEXI-VAN LEASING, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                        (b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS
     BK, WC, AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           [ ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     7     SOLE VOTING POWER
           1,240,310

     8     SHARED VOTING POWER
           NONE

     9     SOLE DISPOSITIVE POWER
           1,240,310

    10     SHARED DISPOSITIVE POWER
               NONE

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,240,310

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [x]
     EXCLUDES CERTAIN SHARES<*>

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.2%

14   TYPE OF REPORTING PERSON<*>
     CO

<*> See Instructions Before Filing Out!

This Schedule 13D, as previously amended, relating to the Common Stock of Dole Food Company, Inc. ("Dole"), is hereby further amended with respect to the items set forth below. This amendment is being filed to report the acquisition of shares of Common Stock by one of the Reporting Persons.

Item 2.   Identity and Background.

Item 2 is hereby amended in its entirety by substituting the following:

This Statement is filed by David H. Murdock and Flexi-Van Leasing, Inc. ("Flexi-Van"). The business address of Mr. Murdock is 10900 Wilshire Boulevard, Los Angeles, California 90024. The business address of Flexi-Van is 251 Monroe Avenue, Kenilworth, New Jersey 07033. Mr. Murdock does business as Pacific Holding Company ("PHC"), a sole proprietorship of which Mr. Murdock is the sole proprietor.

Mr. Murdock is a Director, Chairman of the Board and Chief
Executive Officer of Dole, a producer and marketer of fresh fruit and vegetables, packaged foods and fresh flowers, and of Castle &
Cooke, Inc., which owns, operates and develops residential and commercial real estate and resorts.

Mr. Murdock is a Director, Chairman of the Board and Chief
Executive Officer of Flexi-Van. Flexi-Van, a Delaware corporation, which is directly wholly-owned by Mr. Murdock, leases chassis used in intermodal shipping.

Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California.

Additional information included concerning Mr. Murdock and Flexi-
Van, the persons filing this Statement, and the executive officers and directors of Flexi-Van, is set forth in Schedule A, as amended through March 12, 1999.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended in its entirety by substituting the following:

Funds for the purchase of the shares of the Dole Common
Stock reported on this amendment to Schedule 13d were provided from the working capital and the borrowing of David H. Murdock, as an individual and as sole trustee of the David H. Murdock Living Trust ("Murdock Trust") dated May 28, 1986, as amended, certain other entities controlled by Mr. Murdock and Flexi-Van. Mr. Murdock, the Murdock Trust, such other entities and Flexi-Van maintain secured lines of credit with several banks which were entered into in the ordinary course of business. See Item 6.
Funds derived from working capital and such lines of credit may in the future be used for the purchase of additional securities of Dole.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety by substituting the following:

On March 10, 1999, Dole had outstanding 57,048,894 shares of
Common Stock, according to information provided by Dole as of such date.

Mr. Murdock has beneficial ownership of 11,883,274 (approximately 20.7%) of the outstanding shares of Dole Common Stock. Of such shares, 10,266,182 shares are held by Mr. Murdock as sole trustee of the Murdock Trust, and of those shares, 2,875,000 shares are pledged pursuant to the forward purchase contract described below. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Mr. Murdock includes 295,912 shares issuable upon exercise of Dole employee stock options, 1,240,310 shares (approximately 2.2% of the issued and outstanding shares of Dole) held by Flexi-Van, and 80,870 shares (less than 1% of the issued and outstanding shares of Dole) held by or for the benefit of Mr. Murdock's sons, David H. Murdock, Jr. and Justin M. Murdock. As permitted by Rule 13d-4, Mr. Murdock disclaims beneficial ownership within the meaning of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 ("1934 Act") of the 80,870 shares of Dole held by or for the benefit of his sons.

On August 8, 1996, Mr. Murdock, as sole trustee of the Murdock Trust, entered into an underwriting agreement for the sale in an underwritten public offering of 2,875,000 shares of the Common Stock of Dole at $39.25 per share, less underwriting discount, fees and expenses. A Registration Statement on Form S-3 with respect to such offering was filed with the Securities and Exchange Commission on July 10, 1996 and, as subsequently amended, was declared effective August 8, 1996. The sale was consummated on August 14, 1996.

On August 8, 1996, the Murdock Trust also entered into the
Contract with the Exchange Trust, an unaffiliated trust, relating to the disposition of a maximum of 2,875,000 additional shares
(subject to adjustment) of the Common Stock of Dole held by the Murdock Trust (the "Exchange Shares").

On August 14, 1996, the Exchange Trust completed a public offering and the Murdock Trust received $91,261,722 ($31.7438 per share), representing the price for the Contract before expenses and fees.

The Contract requires delivery to the Exchange Trust on August 15, 1999 ("Exchange Date") of a number of shares of Common Stock equal to the maximum amount of Exchange Shares of Common Stock subject to the Contract multiplied by the Exchange Rate, unless the Murdock Trust elects to pay the then current market price (as determined in accordance with the Contract, the "Current Market Price") of that number of Exchange Shares in cash to the Exchange Trust. The Exchange Rate is equal to (i) if the then Current Market Price of the Common Stock is less than $47.125 per share (the "Appreciation Threshold Price") but equal to or greater than $39.25 per share (the "Initial Price"), an amount equal to the Initial Price divided by the then Current Market Price, (ii) if the then Current Market Price is equal to or greater than the Appreciation Threshold Price, .8329 and (iii) if the then Current Market Price is less than the Initial Price, 1.0, subject in each case to certain antidilutive and similar adjustments.

The Murdock Trust retains the right to vote the Exchange Shares and receive dividends and other distributions on the Exchange Shares subject to the Contract during the term of the Contract. The Exchange Shares have been pledged to secure the obligations of the Murdock Trust under the Contract. The occurrence of certain defaults by the Murdock Trust under the Contract would cause the acceleration of the Contract and of the required delivery of the Exchange Shares (or other eligible collateral), cash or a combination thereof. Under these arrangements, the Murdock Trust retains an interest in appreciation, if any, in the market price of the Exchange Shares above (but will not realize a decline, if any, in the market price of the shares below) the Initial Price.

The Murdock Trust holds 431,000 TracesTM/SM issued by the Exchange Trust (or approximately 14.9% of the outstanding TracesTM/SM issued by the Exchange Trust).

All the transactions of the Reporting Persons in Dole Common Stock effected since the most recent filing on Schedule 13D (Amendment 14 to this Statement filed February 12,1999) are described on Schedule B, which is incorporated herein by reference. These purchases were effected through brokers on the New York Stock Exchange or in privately negotiated transactions, as therein indicated. Neither of the persons filing this Statement nor to the best of their knowledge any executive officer or director of Flexi-Van has any right in the next sixty days to acquire, directly or indirectly, any shares of Dole Common Stock, except under Dole employee stock options referenced above or in Schedule A.

Neither of the persons filing this Statement nor to the best of their knowledge any of the executive officers or directors of Flexi-Van owns or has since February 12, 1999 effected any transactions in the Common Stock of Dole, except as described in Schedule A or Schedule B.

Mr. Murdock makes investment decisions and directs the voting of proxies relating to the Common Stock of Dole held by the Murdock Trust and Flexi-Van. In view of the investment and voting power vested in him, Mr. Murdock should be deemed a beneficial owner for purposes of Section 13(d) of the 1934 Act of the securities owned by the Reporting Persons. The Reporting Persons disclaim any interest in or ownership of the shares held by the executive officers and directors of Flexi-Van whose interests are reported on Schedule A.

Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.

Item 6 is amended in its entirety by substituting the following:

As described in Item 3 above, Mr. Murdock, the Murdock Trust, Flexi-Van and entities controlled by Mr. Murdock maintain revolving lines of credit, in connection with their various business activities and investments, under which borrowings and security (which includes shares of the Common Stock of Dole reported herein) vary from time to time.

The description of the contracts with respect to the Contract and Traces TM/SM described above in Item 5 and Amendments 13 through 14, and filed with Amendment 13, is incorporated herein by this reference.

                         SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated this 15th day of March 1999.

/s/ David H. Murdock
-----------------------------
David H. Murdock, as an individual and as
Trustee of the David H. Murdock Living Trust,
dated May 28, 1986, as amended


FLEXI-VAN LEASING, INC.

By:  /s/ David H. Murdock
     -----------------------------
David H. Murdock, as Chairman of the Board
and Chief Executive Officer of
Flexi-Van Leasing, Inc.

                           SCHEDULE A
             (as amended through March 12, 1999)

The directors and executive officers of Flexi-Van Leasing, Inc.
("Flexi-Van"), a Delaware corporation, their present principal occupations or employments, their citizenship and their business and/or residence addresses are as follows:

Mr. David H. Murdock is a Director, the Chairman of the Board and
Chief Executive Officer of Flexi-Van. Mr. Murdock is the sole proprietor of a number of companies and sole shareholder of a number of corporations which are engaged in the businesses of commercial real estate development, financial investments, mining and processing nonmetallic aggregates, manufacturing vitrified clay products and warehousing operations with principal offices in Los Angeles, California. He is a Director, the Chairman of the
Board and Chief Executive Officer of Dole and of Castle & Cooke, Inc. The business address of Mr. Murdock is 10900 Wilshire Boulevard,
Los Angeles, California 90024.  Mr. Murdock is a United States citizen.

Mr. David H. Murdock, Jr. is a Director of Flexi-Van and of a number of David H. Murdock's privately-held companies. He is owner, Chief Executive Officer and President of JEDCO Associates, Inc., a residential development company. His business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Mr. Murdock is a United States citizen.

Mr. Justin M. Murdock is a Director of Flexi-Van and of a number of David H. Murdock's privately-held companies. He is employed as a financial analyst by Pacific Holding Company, a sole proprietorship of David H. Murdock. Mr. Murdock, whose business address is 10900 Wilshire Boulevard, Los Angeles, California 90024, is a United States citizen.

Mr. George M. Elkas is a Director, President and Chief Operating
Officer  of Flexi-Van.   His business address is 251 Monroe
Avenue, Kenilworth, New Jersey 07033. Mr. Elkas is a United States citizen. Mr. Elkas beneficially owns 1,600 shares of Dole Common Stock (less than 1% of the issued and outstanding shares of Dole).

Ms. Roberta Wieman is a Director and Assistant Secretary of Flexi-Van. Ms. Wieman also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Ms. Wieman is a Vice President of Dole and is a Vice President and Corporate Secretary of Castle & Cooke, Inc. Her business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. Ms. Wieman is a United States citizen. Ms. Wieman beneficially owns 17,820 (less than 1% of the issued and outstanding shares of Dole) shares of Dole Common Stock. In accordance with Rule 13d-3(d)(1)(i), this computation of shares beneficially owned by Ms. Wieman includes 11,476 shares issuable upon exercise of Dole employee stock options.

Mr. William D. Burns is Executive Vice President of Flexi-Van. Mr. Burns, whose business address is 251 Monroe Avenue, Kenilworth,
New Jersey 07033, is a United States citizen.

Mr. Bernard J. Vaughan is Senior Vice President, General Counsel and Corporate Secretary of Flexi-Van. Mr. Vaughan, whose business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033, is a
United States citizen.

Mr. Scott A. Griswold is a Director, Vice President and Treasurer of Flexi-Van. He also serves as an officer and/or director of a number of Mr. Murdock's privately-held companies. Mr. Griswold's business address is 10900 Wilshire Boulevard, Los Angeles, California 90024. He is a United States citizen. Mr. Griswold beneficially owns 2,500 shares of Dole Common Stock
(less than 1% of the issued and outstanding shares of Dole).

Mr. Jeffrey M. Heck is Vice President, Chief Financial Officer and Assistant Secretary of Flexi-Van. Mr. Heck's business address is 251 Monroe Avenue, Kenilworth, New Jersey 07033. He is a United States citizen. Mr. Heck beneficially owns 200 shares of Dole Common Stock (less than 1% of the issued and outstanding shares of Dole).

During the last five years, neither Flexi-Van nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor were any of them a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

The information reported in this Schedule A as to each of the persons other than David H. Murdock is based on information provided by each person as to his or her ownership of Dole securities, background, positions and citizenship. Each of the persons reports that he or she (and/or his or her spouse, if applicable) beneficially owns and has sole voting and dispositive power with respect to the shares reported as beneficially owned by each of them in this Schedule (except, in the case of Ms. Wieman, for the shares underlying her Dole employee stock options).

The Reporting Persons disclaim any pecuniary interest or beneficial ownership of any kind in the securities held by the executive officers and directors of Flexi-Van whose interests are reported on this Schedule A.

                                 SCHEDULE B

                 LIST OF PURCHASES OF THE COMMON STOCK
                                   OF
                        DOLE FOOD COMPANY, INC.
                                 BY THE
                     DAVID H. MURDOCK LIVING TRUST


Date of Purchase   Number of Securities       Price per Security*
     3/9/99           1,000**                    $29.688
     3/9/99           1,400**                    $29.938
     3/9/99             100**                    $30.000
     3/9/99           1,000**                    $30.750
     3/9/99             500**                    $30.812
     3/9/99           1,000**                    $30.688
     3/9/99             700**                    $30.875
     3/9/99             900**                    $31.000
     3/10/99          817,400***                 $30.750

*   exclusive of brokerage fees
**  open market purchase

*** privately negotiated purchase